[Selectica, Inc. Letterhead]
August 24, 2005
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Craig D. Wilson

Re:	Selectica, Inc. Form 8-K filed on July 26, 2005 File No. 0-29637
Dear Mr. Wilson:
On behalf of Selectica, Inc. (the “Company”), I am electronically transmitting hereunder this response to your letter dated August 8, 2005. For your convenience, I have repeated and numbered the comments in your letter in italicized print, and the Company’s responses are provided below each comment.
          1.          We note that Ernst & Young LLP will resign following the earlier of the completion of services related to the review of your interim financial statements for the quarter ended June 30, 2005 or the filing due date of that quarterly report. Please note that when this relationship is actually terminated an additional Item 4.01 Form 8-K will be required, including an updated letter from the former accountant.
Response to Comment #1
          The Company filed a Report on Form 8-K on August 15, 2005, reporting the official termination date of Ernst & Young’s engagement.
          2.          Identify the date of the resignation and revise your references to “the subsequent interim period” to specifically identify the subsequent interim period up to and including the date of resignation.

Selectica, Inc.
August 24, 2005

Response to Comment #2
          This comment was addressed in the Report on Form 8-K filed on August 15, 2005.
          3.          Revise to provide the disclosures required by Item 304(a)(l)(iv)(B) and (C) of Regulation S-K.
Response to Comment #3
          We believe the following sentence from the Report on Form 8-K filed on August 15, 2005, is responsive to Item 304(a)(l)(iv)(B) and (C) of Regulation S-K:
“The Company’s Audit Committee and management have discussed each of the foregoing material weaknesses with Ernst & Young and have authorized Ernst & Young to respond fully to any inquiries about the Company’s material weaknesses over financial reporting as may be made by the Company’s successor independent registered accounting firm.”
          4.          For each material weakness you have identified, tell us:
                                        4.1          in what period each material weakness occurred,
                                        4.2          the amount of each accounting error or misapplication of GAAP identified,
                                        4.3          whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and
                                        4.4          in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.
Response to Comment #4
          The Company reported in its Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the “2005 10-K”) that it had identified five material weaknesses in its internal controls over financial reporting.
          First Material Weakness
          The first material weakness related to insufficient controls over the Quote to Collect process related to the review, approval, and accounting for the Allowance for Doubtful Accounts. The lack of sufficient controls caused two related errors: (a) the first error occurred in the quarter ending December 31, 2004 (“Q3 2005”) and overstated the Allowance for Doubtful Accounts by $195,000; and (b) the second error occurred in the quarter ending March 31, 2005 (“Q4 2005”) and overstated the Allowance for Doubtful Accounts by $34,000. The Company identified the first error and recorded an adjustment to correct it in Q3 2005. The Company evaluated the first adjustment in accordance with Staff Accounting Bulletin No. 99 (SAB 99), concluded the adjustment was immaterial to each of the affected quarters and, therefore, determined that no restatement was required. Ernst and Young, LLP, our independent registered

Selectica, Inc.
August 24, 2005

accounting firm (“E&Y”), identified the second error prior to the filing of the Company’s 2005 10-K. The Company recorded an adjustment to correct the error in the quarter ended March 31, 2005.
          The Company has implemented a control effective at the end of the quarter ended June 30, 2005 (“Q1 2006”) where the Vice President of Finance, Controller and the Chief Financial Officer will review and approve the Accounts Receivable Reserve. This control allows for a detailed review of the adequacy of the Specific Reserve component of the Accounts Receivable Reserve. This control was tested internally in Q1 2006 with no exceptions. The Company has also implemented a control where the Vice President of Finance, Controller reviews all payments received subsequent to quarter end. This control ensures that the Company has correctly accounted for uncollectible accounts in the Accounts Receivable Reserve. This control will be tested in the quarter ending September 30, 2005 (“Q2 2006”).
          Second Material Weakness
          The second material weakness related to insufficient controls for the Treasury process related to the classification of Cash Equivalents and Investments. The Company had incorrectly classified Cash Equivalents and Investments in its India subsidiary; this error occurred during Q4 2005 and overstated Cash Equivalents and understated Investments by $2,400,000. E&Y identified the error prior to the filing of our 2005 10-K and the error did not affect any prior quarters. The Company recorded an adjustment to properly reflect Cash Equivalents and Investments prior to the filing of the Company’s 2005 10-K. The Company disclosed in its 2005 10-K a reclassification of approximately $2,600,000 for the fiscal year ended March 31, 2004 to conform to the current presentation.
          The Company has implemented a control effective as of Q1 2006 where the Vice President of Finance, Controller reviews and approves the Investment Account Summary for all Cash, Cash Equivalents, Short Term and Long Term Investments. This control was tested internally in Q1 2006 with no exceptions.
          Third Material Weakness
          The third material weakness involved two significant deficiencies in the Company’s revenue recognition process. The first deficiency related to insufficient controls over the monitoring of deferred revenue accounts for the purpose of determining when revenue should be recognized. The Company failed to reverse deferred revenue when all criteria necessary for revenue recognition had been satisfied. This had the effect of understating the Company’s revenue. This deficiency resulted in a $100,000 error in the quarter ended December 31, 2004. The Company recorded an adjustment to correct the error in the quarter ended March 31, 2005.
          The second deficiency related to insufficient controls for the identification of services to be provided to customers at no charge. The Company inappropriately recorded revenue related to service provided to a customer that was provided for no charge in the quarter ending December 31, 2004. This deficiency had the effect of overstating our revenue and the amount of the error

Selectica, Inc.
August 24, 2005

was $75,000. The Company recorded an adjustment to correct the error in the quarter ended March 31, 2005.
          The Company evaluated these adjustments in accordance with SAB 99, concluded they were immaterial to each of the affected quarters and, therefore, determined that no restatement was necessary.
          The Company has implemented a control effective Q1 2006 where the Vice President of Finance, Controller reviews and approves the detailed revenue recognition file. This control was tested internally during Q1 2006 with no exceptions. The Company also has implemented a control effective June 30, 2005 whereby the Vice President of Finance, Controller reviews and approves all credit memos before they are issued. This control ensures the Company maintains the proper level of authorization for the issuance of credit memos. Also, the Vice President of Finance, Controller ensures all current and recently terminated sales personnel sign a representation letter after the completion of the quarter representing that there were no side arrangements made between the Company’s sales representative and an employee or agent of the Customer. These controls were tested internal in Q1 2006 with no exceptions.
          Fourth Material Weakness
          The fourth material weakness related to significant deficiencies in the Company’s payroll process, which constitute a material weakness in the aggregate. The first deficiency related to insufficient controls over the recording of expenses related to the employee benefits of terminated employees. The Company failed to record expenses related to benefits extended when employees were involuntarily terminated as part of a reduction in force program. These inadequate controls resulted in a $38,000 adjustment as of March 31, 2005 to increase Accrued Payroll and Related Liabilities, and increase Sales and Marketing expense. E&Y identified the error prior to the filing of the Company’s 2005 10-K and the error did not affect any other quarters. The Company recorded an adjustment to correct the error in the quarter ended March 31, 2005.
          The second deficiency related to insufficient controls over the recording and review of expenses related to the acceleration of vesting on stock options for a former executive. These inadequate controls resulted in a $37,000 cumulative adjustment as of March 31, 2005 to decrease Additional Paid in Capital and Sales and Marketing expense. E&Y identified the error prior to the filing of the Company’s 2005 10-K. The Company recorded an adjustment to correct the error in the quarter ended March 31, 2005. The Company evaluated the impact of this adjustment on Q3 and Q4 2005 in accordance with SAB 99, concluded it was immaterial to each of the affected quarters and, therefore, determined that no restatement was necessary.
          The Company has implemented a control effective as of June 30, 2005 (Q1 2006) where the Vice President of Finance, Controller and the Chief Financial Officer review and approve all nonstandard and material journal entries (which the Company defines as greater than $25,000). The Vice President of Finance, Controller will also review and approve any employee change

Selectica, Inc.
August 24, 2005

notifications and a summary schedule of all payroll-associated entries at the end of each quarter. These controls were tested internally in Q1 2006 with no exceptions.
          Fifth Material Weakness
          The fifth material weakness related to two deficiencies in our financial statement close process, which constitute a material weakness in the aggregate. The first deficiency related to insufficient controls over the monitoring of the terms of employment agreements and bonus programs and determining the appropriate accounting treatment for related accrued bonuses in accordance with employment agreements and bonus programs. This inadequate control resulted in an adjustment as of December 31, 2004 to decrease Accrued Payroll and Related Liabilities by $47,000, and decrease General and Administrative expense by $47,000. This error was identified by E&Y and an adjustment was recorded prior to the issuance of the related financial statements. This error did not affect any prior quarters. The second deficiency related to insufficient controls over the monitoring of accrued liabilities recorded upon the sale of the e-insurance business to Accenture in December 2003. The Company had incorrectly failed to reverse the warranty reserve it had accrued per the terms of the Accenture agreement. This inadequate control resulted in a $95,000 adjustment as of March 31, 2005 to decrease Accrued Liabilities and General and Administrative Expense, respectively. E&Y identified the error prior to the filing of the Company’s 2005 10-K and the error did not affect any prior quarters.
          The Company has implemented a control effective June 30, 2005 (Q1 2006) where the Vice President of Finance, Controller and the Chief Financial Officer review and approve all nonstandard and material journal entries (which the Company defines as greater than $25,000). The Vice President of Finance, Controller will also review and approve any employee change notifications and a summary schedule of all payroll-associated entries at the end of each quarter. These controls were tested internal in Q1 2006 with no exceptions.
          5.          Provide us with any letter or written communication to and from your former accountants and management or the Audit Committee regarding any disagreements or reportable events.
Response to Comment #5
          Other than the material weaknesses described in E&Y’s letter dated June 24, 2005 to the Company’s management and the Audit Committee of the Company’s Board of Directors, which is also attached to this response letter for your convenience as Exhibit A, there are no letters or other written communications to or from E&Y and the Company’s management or the Audit Committee regarding any disagreements or reportable events.

Selectica, Inc.
August 24, 2005

     As requested in your letter, I hereby acknowledge on behalf of Selectica, Inc. that:
•	it is responsible for the adequacy and accuracy of the disclosure in its Report on Form 8-K;

•	comments the staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Report on Form 8-K; and

•	Selectica may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (408) 545-2530 if you have any questions or would like additional information regarding this matter.
Sincerely,
/s/ Stephen Bennion
Stephen Bennion
Executive Vice President and
Chief Financial Officer

cc:	Tamara Tangen, Securities and Exchange Commission Brett A. Pletcher, Esq., Gunderson Dettmer

Exhibit A
Management and the Audit Committee of the Board of Directors
Selectica, Inc.
In planning and performing our audit of the consolidated financial statements of Selectica, Inc. for the year ended March 31, 2005 and of internal control over financial reporting as of March 31, 2005, we noted certain matters involving internal control over financial reporting and its operation that we consider to be material weaknesses (and significant deficiencies) under standards established by the Public Company Accounting Oversight Board (United States).
A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
Material Weaknesses
During our audit, the following matters involving internal control over financial reporting and its operation that were considered to be material weaknesses by management and we concurred:
First, management identified a material weakness for insufficient controls over the Quote to Collect process related to the review, approval, and accounting for the Allowance for Doubtful Accounts. The Company had incorrectly included a general reserve provision in the Allowance for Doubtful Accounts as of December 31, 2004. Also, the Company had incorrectly recorded a receivable as uncollectible as of March 31, 2005, for which payment was subsequently received after March 31, 2005, but prior to the completion of the quarterly close process. As a result of this material weakness, Accounts Receivable and Services Revenue were incorrectly stated. Adjustments were recorded to increase Accounts Receivable and Services Revenue as of December 31, 2004 and as of March 31, 2005, prior to the issuance of our financial statements for the respective dates.
Second, management identified a material weakness for insufficient controls for the Treasury process related to the classification of Cash Equivalents and Investments. The Company had incorrectly classified Cash Equivalents and Investments in its India subsidiary. As a result of this material weakness, Cash Equivalents, Short Term and Long Term Investments were not classified in accordance with generally accepted accounting principles. An adjustment was recorded to reduce Cash Equivalents and increase Short Term and Long Term Investments as of March 31, 2005.
Third, management identified the following deficiencies in its revenue recognition process, which constitute a material weakness in the aggregate.
a) Insufficient controls over the monitoring of deferred revenue accounts for the purpose of determining when revenue should be recognized. The Company failed to reverse deferred revenue when all criteria for revenue recognition had occurred.
b) Insufficient controls for the identification of services to be provided to customers at no charge. The Company inappropriately recorded revenue related to a service provided to a customer that was provided for no charge.
Fourth, management identified the following deficiencies in its payroll process, which constitute a material weakness in the aggregate.
a) Insufficient controls over the recording of expenses related to the benefits of terminated employees. The Company had failed to record the expenses related to the benefits extended when employees were involuntarily terminated as part of a reduction in force program. These inadequate controls resulted in an adjustment as of March 31, 2005 to increase Accrued Payroll and Related Liabilities, and increase Sales and Marketing expense.
b) Insufficient controls over the recording of expenses related to the acceleration of stock options for a former executive. The error arose because of a lack of in-depth review of the appropriate accounting treatment for this transaction. These inadequate controls resulted in an adjustment as of March 31, 2005 to decrease Additional Paid In Capital and Sales and Marketing expense.
Fifth, management identified the following deficiencies in our financial statement close process, which constitute a material weakness in the aggregate.
a) Insufficient controls over the monitoring of the terms of employment agreements and bonus programs and determining the appropriate accounting treatment for related accrued bonuses in accordance with employment agreements and bonus programs. These inadequate controls resulted in adjustments as of December 31, 2004 and March 31, 2005 to decrease Accrued Payroll and Related Liabilities, and decrease General and Administrative expense. These adjustments were recorded prior to the issuance of the respective financial statements.
b) Insufficient controls over the monitoring of accrued liabilities recorded upon the sale of the einsurance business to Accenture in December 2003. The Company had incorrectly not reversed the accrual when the related obligation expired on December 31, 2004. The error arose because of a lack of in-depth review of the account reconciliation. These inadequate controls resulted in an adjustment as of December 31, 2004 to decrease Accrued Liabilities and decrease General and

Administrative expense. The adjustment was recorded prior to the issuance of the December 31, 2004 financial statements.
The report is intended solely for the information and use of the audit committee, board of directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.
We would be pleased to discuss the above matters or to respond to any questions, at your convenience.
June 24, 2005